Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS (UNAUDITED)

	Predecessor								Successor
	Year Ended December 31,					Three Months Ended March 31, 2004		Nine Months Ended December 31, 2004	Year Ended December 31, 2005
	2001	2002		2003
	(in $ millions, except ratio of earnings to combined fixed charges)
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	(378)	168		172		67		(114)	428
Less:
Equity in net earnings of affiliates	(12)	(21)		(35)		(12)		(36)	(61)
Plus:
Income distributions from equity investments	19	61		23		16		22	66
Amortization of capitalized interest	9	10		14		2		1	3
Total fixed charges	104	89		72		16		272	379
Total earnings as defined before combined fixed charges	(258)	307		246		89		145	815
Fixed charges:
Interest expense	72	55		49		6		239	322
Capitalized interest	4	6		3		3		4	4
Estimated interest portion of rent expense	28	28		20		7		21	31
Guaranteed payment to minority shareholders	—	—		—		—		8	22
Total combined fixed charges	104	89		72		16		272	379
Ratio of earnings to combined fixed charges	—	3.4	x	3.4	x	5.6	x	—	2.2x
Excess (Deficiency)	(362)	218		174		73		(127)	436